Exhibit 100.3

NICE Announces the Industry’s Largest Ever Customer
Experience User Event
 Interactions 2018, May 14-16, in Orlando

Annual NICE customer conference to feature multiple key note speakers including Jay Leno at the main event, dozens of speakers from fortune 500 companies, Analyst Summit and Investor Day hosting more than 2100 customers

Hoboken, N.J., March 29, 2018 – NICE (Nasdaq: NICE) today announced the launch of Interactions 2018, the world's leading customer experience event. Interactions 2018 will host over 2100 customer service and customer experience executives as well as top industry analysts on May 14-16 in Orlando. To register or for more information, please click here.

Interactions will include educational and best practices sessions shared by the top organizations in the industry as well as panel discussions. NICE will also host its annual Analyst Summit Monday, May 14, and its Investor Day on Tuesday, May 15, which will include a special program comprising product and technology sessions, demos at the solutions showcase and meetings and presentations with NICE executives Financial analysts and investors can register here.

Featured keynotes on the Interactions 2018 main stage include Jay Leno, the acclaimed TV late night show host, admired stand-up comedian, and philanthropist, as well as special guests, Adam & Jamie, former hosts and executive producers of MythBusters.  Marque customers will also join the mainstage to share their successes such as Anna Pettus, Vice President of Strategic Operations at TechStyle Fashion Group, who will share how they are revolutionizing their customer experience infrastructure using the NICE inContact CXone cloud platform.

Attendees will hear directly from end users about how they are shaping customer experiences through innovative best practices and lessons learned across eighteen tracks, including: CX strategy and emerging contact center trends, Analytics, Voice of the Customer, Automaton and AI, Driving employee productivity and motivation, Service excellence with QM & Analytics, Enhancing Workforce Management, Driving back office productivity, Omnichannel Recording & voiceprint authentication, NICE inContact customer service best practices, NICE inContact CXone Omnichannel Routing, NICE inContact CXone Workforce Optimization & Analytics, NICE inContact CXone advanced customization, NICE Uptivity WEM Solutions and best practices, Behind the scenes technology innovation, in addition to three educational tracks focused on Workforce Management, Interactions management, and Quality Optimization with Interaction Analytics.  The full breakout agenda is available at https://www.nice.com/interactions/agenda.html.

Interactions.edu will take place on May 14 and will provide in-depth workshops and hands on training, tips and best practices from experts to create unique platforms for sharing valuable, practical knowledge with other users. Seasoned Education Specialists and Business Consultants have curated a learning experience, covering a wide variety of NICE inContact solutions.

The Solution Showcase, provides access to industry experts and providers of solutions aimed at driving business imperatives.  With more than 90 booths, the Interactions attendee will see first-hand cutting-edge technology through live demonstrations, face-to-face meetings with exhibitors, and fast-paced presentations including NICE’s CXone platform, Workforce Engagement Management, Analytics, Recording and Automation.

Barak Eilam, CEO, NICE:
“With over 2100 industry leaders already scheduled to attend, Interactions is once again poised to be THE event of the year for professionals wanting to keep abreast of the latest innovations. With smart interactions in the cloud as our theme, the event will highlight how cutting edge organizations are leveraging our innovations to deliver the best customer experiences possible. We look forward to welcoming attendees and helping them gain insights they can harness to improve customer engagement.”

Interactions 2018 will take place May 14-17 at the Orlando World Center Marriott in Orlando and this year’s Platinum sponsors include Verizon, Servion, Frontline Group, Spice CSM and ConvergeOne. Participants can build tailored agendas that include executive forums, education sessions, and the one-day pre-conference. For more information and to register, go to http://www.nice.com/interactions.

Follow Interactions 2018 online:
Facebook: NICE Interactions Group
Twitter: @NICELtd
LinkedIn: NICE Ltd

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Eilam, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.